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                         November 18, 2021

       Scott Contino
       Chief Financial Officer
       Fortistar Sustainable Solutions Corp.
       One North Lexington Avenue
       White Plains, NY 10601

                                                        Re: Fortistar
Sustainable Solutions Corp.
                                                            Form 8-K filed
November 16, 2021
                                                            File No. 001-39939

       Dear Scott Contino:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Scott Contino
FirstName   LastNameScott   Contino
Fortistar Sustainable Solutions Corp.
Comapany 18,
November    NameFortistar
                2021       Sustainable Solutions Corp.
November
Page  2     18, 2021 Page 2
FirstName LastName
Form 8-K filed November 16, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
Completed Interim Review.

1. Please amend your filing to disclose the date of the conclusion regarding non-reliance of your financial statements, as required by Item 4.02(a)(1) of Form
8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 if you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction